Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2008	2007	2008	2007

Income before income taxes	$188	$1,674	$2,789	$4,775
Interest	95	94	276	255
Portion of rentals deemed to be interest	21	19	60	59
Income available for fixed charges	$304	$1,787	$3,125	$5,089

Fixed charges:
Interest	$95	$94	$276	$255
Portion of rentals deemed to be interest	21	19	60	59
Total fixed charges	116	113	336	314
Preferred stock dividend requirements	1	1	4	5
Total fixed charges and preferred stock dividend requirements	$117	$114	$340	$319

Ratio of earnings to fixed charges	2.64	15.88	9.32	16.22
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.61	15.66	9.21	15.97

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.